UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2004
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 18 January,2005  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
18 JANUARY, 2005

NOVOGEN REACHES SETTLEMENT WITH GNC ON ISOFLAVONE PATENT
INFRINGEMENT CASE.

STAMFORD, CT., January 18, 2005 - Novogen Limited (Nasdaq: NVGN), the world leader in Isoflavone Research, has settled, for an undisclosed amount and terms, the legal action it had taken against the General Nutrition Corporation ("GNC").

The lawsuit alleged that certain menopause products sold under the GNC brand infringed one of Novogen's US patents
(US Patent No. 6,562,380).

In addition to an undisclosed monetary settlement GNC has agreed to reinstate the sale of Promensil, Novogen's leading consumer product of red clover isoflavones for the relief of menopausal symptoms, through GNC's retail outlets. GNC is a retailer of health food supplements in the US with 4800 retail outlets and 1300 franchise stores.

The Chief Executive of Novogen, Mr Christopher Naughton, said
Novogen was dedicated to the development of isoflavonoid technology, protected by intellectual property, in both the dietary supplement and prescription pharmaceutical arenas.

"The resolution of this matter is significant recognition of the value of our isoflavone patent portfolio," Mr Naughton said.

Novogen manages its international research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in the US, Australia and other key international locations.

The Company markets a range of dietary supplement products based on isoflavones derived from red clover. Its leading dietary supplement products are Promensil, for the relief of menopausal symptoms, and Trinovin, for prostate health.

Novogen's anti-cancer drug phenoxodiol is currently in Phase II human clinical trials in the US and Australia. The rights to commercialise this drug are licensed to the Company's majority owned subsidiary, Marshall Edwards, Inc., which is listed on both
NASDAQ (MSHL) and the London Stock Exchange's
Alternate Investment Market (MSH).

More information on the Novogen group of companies and their associated technology developments can be found at www.novogen.com and at www.marshalledwardsinc.com.

Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Marshall Edwards, Inc., + 61.2.9878 0088